December 6, 2018

Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Multi-Strategy Growth & Income Fund, File Nos. 811-22572 and 333-189008

Dear Ms. Larkin:

On October 3, 2018, Multi-Strategy Growth & Income Fund (the “Registrant” or the “Fund”) filed Post-effective Amendment No. 7 to the Fund’s registration statement with the Securities and Exchange Commission for the purpose of updating the Fund’s advisory structure. On November 14, 2018, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus:

Cover Page

1.       Comment. On the cover page, you state “the Fund will invest a substantial portion of its assets…” Please update this disclosure to include business development companies and hedge funds.

Response. The sentence cited has been revised in its entirety to read as follows:

The Fund invests a substantial portion of its assets in securities of unlisted public and private real estate investment funds, business development companies, and funds commonly known as hedge funds.

2.       Comment. On the cover page, you state “There is currently no secondary market for the Fund’s shares …” Please update this disclosure to include that the Fund is a closed-end fund that may trade at a discount to its NAV and this may pose a risk of loss for investors.

December 6, 2018

Response. Upon review, the Registrant notes that because the Fund is not an exchange-traded fund it is not subject to the risk of trading at a discount to NAV. The Registrant also notes that it believes that the offering and repurchase process for the Fund, each based upon NAV, is well-documented in the prospectus and that there is little risk that shareholders are unaware of the interval structure of the Fund. Consequently, the Registrant respectfully declines to include a “trade at a discount to its NAV” type disclosure.

Summary Investment Objective and Policies

3.       Comment. On page 1, the Fund states that it utilizes similar principles to the Endowment Model approach to investing. Please provide a plain English definition of the Endowment Model.

Response. The sentence cited has been revised in its entirety to read as follows:

The Fund utilizes principles similar to the Endowment Model approach to investing. The Endowment Model is a form of the strategic asset allocation model of portfolio construction that involves diversifying investments across strategies, asset classes and investment horizons, as opposed to the standard long-only stock and bond model. The Fund provides access to, and actively managing, a multi-asset portfolio primarily consisting of illiquid investments with limited availability to provide a core alternatives solution.

4.       Comment. On page 1, under “Investment Objectives and Policies,” please update the disclosure to state the Fund invests in real estate property funds.

Response. The sentence that currently reads:

The Fund defines AIFs as BDCs, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds.

has been revised in its entirety to read as follows:

The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds.

The sentence, under “Investment Objectives and Policies” on page 9, that currently reads:

The Fund defines AIFs as BDCs, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds.

December 6, 2018

has been revised in its entirety to read as follows:

The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds.

Fund Expenses

5.       Comment. On Page 6, please update footnote 4 to include a date one year from the date of the agreement or remove the footnote.

Response. The sentence cited has been modified as shown:

The Adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least November 20, 2020, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% for Class A Shares, 2.45% for Class L Shares, 2.70% for Class C Shares and 1.70% for Class I shares of each class’s net assets, respectively.

Risk Factors

6.       Comment. On page 14, under the Alternative Investment Fund Risk paragraph, please explain the Fund’s basis for the following statement:

However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk.

Response. The cited sentence has been revised in its entirety to read as follows:

However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk, because the terms of the Fund’s investments in such entities generally provide for limited liability.

Control Persons

7.       Comment. On page 22, please revise the date of the control persons disclosure to a date within thirty days of the filing.

December 6, 2018

Response. The cited sentence has been revised in its entirety to read as follows:

As of November 14, 2018, no shareholder is deemed to control the Fund because none had voting authority with respect to more than 25% of the value of the outstanding interests in the Fund on such date.

Statement of Information:

Fundamental Policies

8.       Comment. On page 2, under fundamental policies, please clarify whether fundamental policy (4) is intended to apply to real estate industry securities rather than real estate investment trusts.

Response. The Registrant confirms fundamental policy (4) applies to investments in REITs rather than real estate industry securities.

Repurchase and Transfer of Shares

9.       Comment. On Page 6, please confirm whether there are any changes to the Fund’s repurchase policy.

Response. The Registrant confirms there are no changes to the repurchase policy.

Trustee Qualifications

10.       Comment. On page 15, we note one of the positions held by Mr. Dalmaso is described as “General Counsel and Chief Compliance Officer of M1 Holdings LLC, 2015 to present.” Please add a parenthetical explanation to describe the nature of the business conducted by M1 Holdings LLC.

Response. The cited disclosure has been revised in its entirety to read “General Counsel and Chief Compliance Officer of M1 Holdings LLC (an investment adviser), 2015 to present.”

11.       Comment. On Page 15, we note one of the positions held by Mr. Watson is described as “Global Product & Strategic Relationship Director of Aviva Investors.” Please add a parenthetical explanation to describe the nature of the business conducted by Aviva Investors.

Response. The cited disclosure has been revised in its entirety to read “Global Product & Strategic Relationship Director, Aviva Investors (asset management), 2010-2011.”

December 6, 2018

Part C:

12.       Comment. Please identify the filing that contains the board resolution authorizing Michael Wible to use his power of attorney to sign pursuant to the Investment Company Act of 1940.

Response. The required board resolution was filed with Pre-Effective Amendment No. 1 to the Fund’s registration statement on November 16, 2011.

If you have any questions or additional comments, please call Brian Doyle-Wenger at (614) 469-3296.

Sincerely,

Brian Doyle-Wenger